SUPPL

07022453

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

March ,26th 2007

Dear Sirs,

Please find enclosed the communication we have made this morning to the Spanish Stock Exchange Regulator (CNMV) regarding the sale of a 50% stake of our life insurance business (Bankinter Seguros de Vida). This information is forwarded for the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

Yours sincerely,

Gloria Ortiz
Head of Inverstor Relations

If you need further information about us visit:
https://www.ebankinter.com/webcorporativa

4/10

En aplicación de lo dispuesto en el artículo 82 de la Ley del Mercado de Valores, Bankinter S.A. y Mapfre S.A. han acordado publicar el siguiente:

HECHO RELEVANTE

Que con fecha 25 de marzo de 2007, Mapfre Vida Sociedad de Seguros y Reaseguros S.A. y Bankinter S.A. han llegado a un acuerdo para el desarrollo conjunto del negocio de Seguros de Vida Riesgo, Accidentes, Seguros de Vida Ahorro y Pensiones del Grupo Bankinter.

Este Acuerdo, que tiene duración indefinida, se materializará mediante la toma de una participación estable por parte de Mapfre Vida del CINCUENTA POR CIENTO (50%) del capital de Bankinter Seguros de Vida, Sociedad de Seguros y Reaseguros S.A. Mapfre Vida asumirá la gestión de la sociedad, cuyos productos serán distribuidos, en exclusiva, por la red de Bankinter. La sociedad contará con un Consejo de Administración paritario, cuyo Presidente y el Director General serán nombrados a propuesta de Mapfre y de Bankinter, respectivamente.

El precio de la transacción asciende a CIENTO NOVENTA Y SIETE MILLONES DOSCIENTOS CUARENTA Y NUEVE MIL QUINIENTOS EUROS (197.249.500 euros) más dos pagos aplazados de hasta VEINTE MILLONES DE EUROS (20.000.000 euros) cada uno, en valor presente, que se abonarán en el quinto y décimo año de vigencia del acuerdo, según el grado de cumplimiento del plan de negocio.

Ambas entidades consideran que con el acuerdo alcanzado, se generarán sinergias que repercutirán positivamente en el negocio de Bankinter Seguros de Vida derivadas, por un lado, de la fortaleza tecnológica y el carácter innovador que constituyen los pilares estratégicos del Grupo Bankinter, y por otro, de la posición de liderazgo que ocupa Mapfre Vida en el mercado español de seguros de vida, con una cuota de mercado actual del 8,3%.

Madrid a 26 de marzo de 2007

CUMPLIMIENTO NORMATIVO

Bankinter S.A.

bankinter.

Como complemento al Hecho Relevante remitido en el día de hoy, 26 de marzo de 2007, relativo al acuerdo alcanzado entre Bankinter S.A. y MAPFRE Vida Sociedad de Seguros y Reaseguros S.A., se considera oportuno poner en conocimiento del mercado que, de los CIENTO NOVENTA Y SIETE MILLONES DOSCIENTOS CUARENTA Y NUEVE MIL QUINIENTOS EUROS (197.249.500 euros) que serán abonados a Bankinter por MAPFRE Vida en este ejercicio, el importe de la plusvalía antes de impuestos asciende aproximadamente a CIENTO SESENTA Y DOS MILLONES DE EUROS (162.000.000 DE EUROS)

Madrid 26 de marzo de 2007

Unidad de Cumplimiento Normativo
Bankinter S.A.

END